Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

The following email was sent to T-Mobile employees in connection with the transaction.

Team,

Yesterday we took another big next step in the process to create the New T-Mobile by filing our Public Interest Statement with the Federal Communications Commission (FCC). This is a big milestone, and it’s one I’m very excited to share with our policy makers and Government officials in Washington, DC.

The Public Interest Statement explains how and why this merger will benefit the public; basically – we get to explain why this combination is going to be really good for consumers... and we’ve got plenty of great things to share on that front (I think we filed over 600 pages of goodness )! Next, the FCC will invite the public to offer comments on the deal and then they are likely to ask for more information from us and from third-parties too. We’ll be ready to answer any questions when the time comes, because honestly this merger is such a great opportunity it is too good not to share!

I posted a blog that shares some insights and details about our plans with everyone, including how the New T-Mobile will deliver fiber-like speeds. I’m talking about average speeds at a blazing 444 Mbps, covering about two-thirds of the country, with jaw-dropping peak speeds up to 4.1 Gbps! And customers won’t have to wait long to see these amazing increases in speed and performance. By 2021 our engineers are planning to deliver 5G speeds 5X faster than the LTE speeds being delivered on the nation’s fastest LTE network today… that is of course the T-Mobile network! During that same time Neville and his team will also be increasing our LTE speeds.

I promised you I would keep you informed along the way, so here’s a bit of a recap about what we shared in our Public Interest Statement just to keep you up to date.

Customers win in this deal — plain and simple. Current Sprint customers will realize 4G LTE coverage benefits following the merger while T-Mobile customers will realize improvements from the greater depth of spectrum. Thanks to the synergies of this deal, we will invest $40 billion in preparing our company for the 5G era. The New T-Mobile will leverage our joint spectrum assets and then deliver incredible network capacity for consumers — ultimately creating a world leading 5G network — and without a doubt the best 5G network in the country. In fact, one economist believes that the New T-Mobile’s 5G network will force AT&T and Verizon to compete and respond, bringing down the costs of Internet access by up to 55% per GB of data and increasing available capacity by over 120% for all wireless customers… and with all that new capacity, developers and other innovators will rush in to make good use of it – all for the good of consumers. In other words, we expect all consumers and businesses will get more and pay less as a result of this deal.

Now that is an Un-carrier thing to do!

Consumers will get more and pay less in mobile broadband too. The New T-Mobile’s 5G network will deliver high-speed wireless broadband with speeds in excess of 100 Mbps to two-thirds of the country in just a few years and to almost 90% by 2024. This alone will provide a real alternative to the in-home broadband providers, allowing millions of Americans to cut themselves free from their traditional broadband provider. We expect to provide high-speed, in-home broadband service to millions of subscriber households — and make New T-Mobile the country’s fourth largest in-home ISP by 2024! The New T-Mobile will become the fierce competitor this industry needs!

And just wait until you see what we do in video… AT&T is the country’s #1 TV provider… think they’re nervous? They should be.

All this competition will be great for consumers, but there is far more to this deal. The stakes are high — technology leadership for the next decade is at stake. Other nations are ahead in the race to 5G, and what happens in the first few years of a new technology lifecycle is hugely important. America was first in the race to 4G, and 99.7% of Americans are covered by 4G LTE today, which resulted in America and US innovators leading the global mobile economy for the last decade. This enabled companies like Uber, Snap, Venmo and Instagram to develop and flourish here in America, rather than elsewhere in the world. With 5G the stakes are much higher because everything that can be connected, will be connected. Only the New T-Mobile will have the network coverage, capacity and speeds necessary to create a truly broad and deep 5G network nationwide — 5G for All — in the early years of the 5G innovation cycle — the years that will determine if American firms lead or follow in the 5G era.

This deal will create thousands of new U.S. jobs… and drive major economic stimulus across the ecosystem. Naysayers will try to tell you this deal will hurt jobs; that’s just flat out wrong. It’ll create thousands of new jobs across the country from its first year and going forward. Our business plan calls for the new T-Mobile to employ more people than Sprint and T-Mobile would separately, from day one and every day thereafter. Plus, we’ll be investing nearly $40 billion in our business and network over the next three years alone. This deal creates jobs — period.

These new employees won’t just be joining any place. T-Mobile is the BEST place to work in wireless. We’re customer obsessed, and that’s the biggest reason we are the most loved brand in wireless.

But I’m not satisfied with being the best place to work in wireless. We want to be the BEST place to work anywhere… for more and more people who are just as customer-obsessed as we are. And that includes tens of thousands of Sprint employees. I can’t wait to bring these teams together, because if I’ve learned one thing about the Sprint team in the last five years it’s this: they are tough as hell. They just keep pushing and fighting and surprising. Together, this combined team will be an incredible, powerful force for change… a force to be reckoned with.

That’s what this merger is about. It’s about taking this fight — on behalf of customers — to the next level. Because the next wave of mobile broadband is too important not to fight for. At the Un-carrier, that’s what we do. And, of course, we won’t stop!

John Legere

CEO

T-Mobile USA

P.S. We’ll keep you updated on the process and timelines as we go. And you can check out T-Nation anytime to get the latest information and resources. You can also check out our external site for people who want to learn more about the deal here.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following is a form email sent to media contacts in connection with the transaction:

SUBJECT: T-Mobile-Sprint File Public Interest Statement

Dear XX,

We just took the next step in our merger with Sprint by filing our Public Interest Statement (PIS) with the FCC – check out the FCC docket page and the Detailed PIS filing.

T-Mobile CEO John Legere posted a blog about what this means for consumers and the acceleration of 5G technologies. As John clearly states in his post, this combination is not only a good (great!) thing for U.S. consumers and businesses, but also critical to ensure U.S. leadership in the 5G era. New T-Mobile will supercharge the Un-carrier—delivering better coverage, reliability and speed while also driving competition that keeps prices low for consumers and businesses. You can also check out the blog Sprint Executive Chairman Marcelo Claure posted, too. When it comes to changing how the wireless industry operates, it’s clear – we’re only getting started!

A few highlights from the PIS filing—the New T-Mobile will:

•	Build a world-class nationwide 5G network – leapfrogging Verizon and AT&T. With a nearly $40B investment to combine the complementary spectrum, sites, and assets of T-Mobile and Sprint, New T-Mobile will deliver a robust, nationwide world-class 5G network and services more quickly than either company on a standalone basis.

•	Ensure American Consumers Will Pay Less and Get More. As New T-Mobile expands its capacity, the other guys will have to compete… and all consumers will win – to the tune of up to a 55% decrease in price per GB and as much as a 120% increase in cellular data supply, according to third-party analysis in the PIS.

•	Allow Millions of Americans to “cut the cord”. New T-Mobile’s robust, nationwide 5G network will eliminate the speed and capacity differential between mobile and in-home wired broadband for many Americans accelerating the trend of cord cutting as consumers use mobile as their only access to the internet.

•	Bring Rural Americans Better Service. We’ll bring increased broadband coverage to rural Americans, along with improved signal quality and increased network capacity. And we’ll offer Un-carrier service at 600 or more new stores and up to five call centers located to serve rural areas and small towns.

•	New Choices for Video and Enterprise Customers. New T-Mobile will have the scale, spectrum, and financial strength to disrupt the enterprise segment while also bringing products and services that will bring much-needed competition, innovation, and consumer choice to these areas.

•	Create Thousands of Additional American Jobs. The merger will create more jobs at New T-Mobile from day one and going forward than T-Mobile and Sprint would have on their own.

We’ve also posted an IR Fact book here and you can always check out www.NewTMobile.com for more information. Please feel free to contact me with any questions!

Regards,

NAME

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following content was made available on the New T-Mobile website.

“T-Mobile has long forced AT&T and Verizon to lower prices and make other improvements, such as restoring the unlimited data plans they had abandoned. Consumers should expect more of the same from T-Mobile after the merger.”

•	Berin Szoka, President & Founder, TechFreedom

“In my former role as an advisor to the White House on these matters, the key question was always would America be better off with a merger or without… America will be manifestly better off with this combination because I think it’ll spur greater competition.”

•	John Kneuer, Former NTIA Administrator

“The new T-Mobile even as a strong number two player more on par with Verizon and AT&T will remain disruptive and go after growth with its market-leading 5G smartphone positioning using low and mid-band spectrum … With the merger, the new company would be better positioned for a convergence play, growth in automotive and other high mobility 5G use cases, with new strength in wholesale and enterprise and positioning for Network-as-a-Service (NaaS) with 5G network slicing.”

•	Susan Welsh de Grimaldo, Director, Strategy Analytics

“The combination ‘gives the U.S. a better chance of getting to 5G faster, innovating quicker, and competing with China in the global 5G race.’”

•	Mark Lowenstein, Managing Director, Mobile Ecosystem

“In an industry as capital intensive as mobile broadband, scale is the name of the game…The opportunity to have three healthy, roughly equal-sized competitors fighting it out to deploy 5G should be a welcomed development for the U.S. economy. A combined firm means not only a more efficient build-out of next-generation networks, but a more dynamic future for the converging broadband, media, and video ecosystem.”

•	Doug Brake, Director of Broadband and Spectrum Policy, Information Technology and Innovation Foundation

“Combining T-Mobile and Sprint spectrum holdings would enable the new company to deliver ubiquitous 5G coverage, and the carriers’ mutual focus on mobile vs fixed 5G would allow them to really double down. Could a combination of both carriers speed up the deployment of 5G? Quite possibly…I believe regulators will approve the T-Mobile and Sprint merger.”

•	Will Townsend, Senior Analyst, Moor Insights and Strategy

T-Mobile CEO John Legere Commits to Lower Prices for Consumers

“Everyone will benefit from this increased competition, but especially rural communities. They often have just one high-speed broadband option. With the New T-Mobile network, we will create robust competition and grow share with a competitive wireless broadband alternative.” (New York Times, May 10, 2018)

•	John Legere, T-Mobile CEO

USA Today Editorial Board Says T-Mobile/Sprint Combination to Increase Competition

“Only by combining would there be a third player with the scale and resources to compete effectively in 5G, which requires a huge investment in technology and an even bigger commitment to winning over local opposition.”

“In the final analysis, there is no good reason to block this merger, one of the few such deals that could actually increase competition.”

(May 1, 2018)

Wall Street Journal Editorial Board Supports T-Mobile/Sprint Merger

“On-again-off-again wireless couple Sprint and T-Mobile have agreed to a $26 billion merger, which by all indications would benefit customers and promote competition. Regulators broke up the union four years ago, but the Trump Administration should give its blessing.”

“Consolidation in an industry with high fixed costs is probably inevitable but shouldn’t worry regulators since the market is dynamic. Comcast has rolled out a wireless service with Verizon Wireless. AT&T intends to provide wireless service to homes. Dish Network has been hoarding spectrum that could be used for a proprietary network or in a partnership. A T-Mobile-Sprint condominium would make the market more competitive.”

(April 30, 2018)

Sprint CEO Marcelo Claure Describes Job Creation, 5G Investment From T-Mobile/Sprint Merger

“By joining forces with T-Mobile, we’ll have the scale and resources to provide U.S. consumers and businesses with more choice, more competition and lower prices in key underserved areas — including rural communities, home broadband and business and government wireless services.”

(Kansas City Star, May 12, 2018)

Former FCC Commissioner Robert McDowell Says The T-Mobile-Sprint Merger Will “Significantly Accelerate 5G Development”

“Two American companies, Sprint and T-Mobile—both of which are already investing in 5G technology—just announced their intentions to merge, a move that will significantly accelerate 5G deployment and be a boon to American innovators. (I currently serve as an advisor to T-Mobile.) By bringing these two wireless carriers under one roof, each company’s already present 5G expertise and network assets will be combined and accelerated, benefiting the American people and our country’s global leadership.”

•	Robert McDowell, “I’m A Former FCC Commissioner, And I Think The T-Mobile-Sprint Merger Is Great For America,” Fortune, 5/7/18

Missouri Farm Bureau Member Andrea Rice Says A T-Mobile-Sprint Merger Will Create More Competition In Rural Areas

“In addition, businesses and families in these rural communities rarely have the opportunity to choose from more than one or two wireless, broadband or cable providers. However, with the combination of T-Mobile and Sprint, the possibility of more robust competition is becoming a reality. Competition that will be created by having a stronger wireless company providing more rural coverage means a better product at a better price.”

•	Andrea Rice, Op-Ed, “Rural Missourians To Benefit From T-Mobile And Sprint Combining,” Missouri Times, 5/24/18

Former Senator John Sununu Says T-Mobile And Sprint’s Combined Spectrum Portfolio Will Position It To Rapidly Expand High-Speed Internet Access In The U.S.

“T-Mobile and Sprint have highly complementary spectrum portfolios that will position the combined company to deliver America’s first nationwide 5G network, and press other providers to rapidly invest more in their own 5G networks. 5G will vastly improve high-speed internet access and quality in the United States, particularly in underserved communities where Wi-Fi has struggled to bridge the digital divide. Additionally, faster mobile speeds will accelerate the adoption of internet of things technologies, creating an ecosystem of connected devices to satisfy consumer demand for instant and constant connection.”

•	John Sununu, “This Isn’t Your Older Brother’s Wireless Merger,” Morning Consult, 5/4/18

Former Undersecretary Of State James K. Glassman Says The T-Mobile-Sprint Merger Will Create A Formidable Competitor For Verizon And AT&T

“Competition has given Americans better products, better service, better prices – and a faster-growing economy. But the race to 5G has threatened to become bogged down in complacency. AT&T and Verizon are content with dominating and launching sporadic 5G without a formidable competitor capable of heavy investment in new technology for a broad and deep network. With the merger, all that will change.”

•	James K. Glassman, “This Merger Can The Provide Competitive Spur To Win The 5G Race,” The Daily Caller, 5/3/18

Tech.pinions Op-Ed: “Why Regulators Should Approve the T-Mobile/Sprint Deal”

“Wouldn’t it be better for network investment, the market, and consumers to have three strong competitors, rather than two giants, a sort of strong #3, and a weak #4? Can regulators point to any other countries where there are four healthy and profitable national wireless carriers?”

“[But] given important changes in the market’s structure, plus the road ahead from a strategic and financial perspective, the benefits of this proposed combination outweigh the potential downsides.”

•	Mark Lowenstein, Mobile Ecosystem (May 3, 2018)

Former U.S. Representative Billy Tauzin Says The T-Mobile-Sprint Merger Will Bring 5G To Rural Communities Sooner

“For too long, American communities have been divided by those who do and do not have access to broadband — the digital haves and have-nots. The merger of T-Mobile and Sprint can help change that by bringing 5G to rural America sooner.”

•	Billy Tauzin, “Letters: Closing The Broadband Gap In Rural America,” The Advocate, 6/5/18

Tracey Osborne Oltjen, President And CEO Of The Overland Park Chamber Of Commerce, Says The T-Mobile-Sprint Merger Will Produce Benefits With The Promise Of Expansive Coverage, Especially For Underserved Rural Communities

“The new T-Mobile stands to produce benefits far beyond the Kansas City region with promises of expansive coverage, including in underserved rural communities. With a mix of low-, mid- and high-band spectrum, the new company would be uniquely positioned to develop and deploy a nationwide 5G network. Estimates are that 5G could provide 20 times the speed of 4G. That means you could download 10 movies over 5G in the time it would take to download half of the first movie on 4G.”

•	Tracey Osborne Oltjen, “Sprint/T-Mobile Merger Shows Promise For The Kansas City Region,” Kansas City Star, 6/7/18

FierceWireless Op-Ed: “The T-Mobile + Sprint Merger Will Reduce Prices, Not Raise Them”

“My advice to the Department of Justice: Let T-Mobile and Sprint get married. Their children will be capable of things that we can’t do today.”

•	Joe Madden, Principal Analyst at Mobile Expert (May 29, 2018)

Former Undersecretary Of State James K. Glassman Says A Combined T-Mobile And Sprint Company Will “Have A Powerfully Positive Effect Of The U.S. Economy”

“A competitive spirit is America’s great comparative advantage. But competition has been too limited in communications technology, a sector that affects us all. By introducing a powerful new player with a penchant for pro-consumer disruption onto the scene, the merger of T-Mobile and Sprint will have a powerfully positive effect on the U.S. economy. America has the strongest private sector in the world, but we can’t afford to rest on our laurels. Regulators, policymakers, business leaders – as well as consumers – need to understand what’s at stake with this merger. It’s our best chance to get 5G implemented quickly and broadly, to the benefit of all of us.”

•	James K. Glassman, “This Merger Can The Provide Competitive Spur To Win The 5G Race,” The Daily Caller, 5/3/18

Former U.S. Representative Billy Tauzin Highlights “Rural America Will See The Greatest Benefit,” From 5G Technology Which The T-Mobile-Sprint Merger Will Catalyze In The U.S.

“While the promise of 5G is monumental for urban areas, rural America will see the greatest benefit. By expanding broadband access, 5G will help connect rural small businesses with larger markets and allow doctors to remotely treat patients who live hours away. Case in point, Scottsville, Kentucky, has used broadband-enabled telemedicine to connect doctors from Tennessee with local patients. Unfortunately, Scottsville is the exception. More than 19 million rural Americans lack broadband access, and those that don’t often have little or no choice in provider. The reason is simple: it’s costly to lay wired connections and companies are not incentivized to invest.”

•	Billy Tauzin, “Letters: Closing The Broadband Gap In Rural America,” The Advocate, 6/5/18

Seattle Times Urges Embrace of T-Mobile/Sprint Merger

“State and regional policymakers should support this merger as the best possible outcome. It will advance the region’s technology leadership and should create more jobs and opportunity.”

(April 30, 2018)

Former FCC Chief of Staff Believes T-Mobile – Sprint Merger Could Reduce Prices for Consumers

“I think that T-Mobile and Sprint are aggressive forces in the market and that they are really going to go after the AT&T and the Verizon market with a vengeance, so I know typically in a horizontal merger, prices are expected to rise, but in this case, I think this is the one case where we might see that axiom proven wrong. I know we’re looking at the possibility of having prices actually go down because of their innovative and very aggressive marketing in advertising and business practice and structure.”

•	Adonis Hoffman, Former Chief of Staff and Senior Legal Advisor, FCC

Boingo CEO Believes New T-Mobile Will Be a Stimulus to the Market

“If this deal gets approved, we believe it will be a strong stimulus to the market and for our business.”

•	David Hagan, CEO, Boingo and Chairman of the Executive Board for the Consumer Technology Association

5G is Important for U.S. Economy, Says Senior Nokia Executive

“[T]here’s going to be a lot of businesses that are launched because of 5G. And first, it starts domestically, but then you export globally. So 5G is important not just for the U.S. economy, but also for the ability to export globally.”

•	Mike Murphy, CTO North America, Nokia

Ericsson’s North America President Argue for 5G’s Benefit to U.S.

“[O]nce those [5G] capabilities are put in place, the sheer investment, capacity and power of innovation in the U.S. will come up with new types of services and applications that will ride on top of those networks.”

•	Niklas Heuveldop, President & CEO Market Area North America, Ericsson

U.S. Must Lead the 5G Race: Political Commentator John Feehery

“If we lose 5G to China, if we fall behind in bringing the Internet of Things to the consumer and to the commercial sector, we will lose a lot more than jobs and economic security. What we need to do is get this merger approved and get to the business of innovation which naturally springs from better and stronger competition.”

•	John Feehery, Political Commentator & Founder of the Feehery Group

Mobile Analyst Credits T-Mobile – Sprint Merger for “Serious Investment in 5G”

“In the longer term, this deal will make a serious investment in 5G more possible, possibly forcing Verizon and AT&T to invest more as well. Our 5G forecast will grow significantly when this deal closes and the FCC allocates some C-band spectrum.”

•	Kyung Mun, Principal Analyst, Mobile Experts

Industry Analyst Praises T-Mobile’s “Transformative Impact,” Predicts Lower Prices

“T-Mobile, on the other hand, has had a transformative impact on competitive dynamics in the market. And you’re going to give T-Mobile a much lower cost base. I think that’s good for consumers and prices will head lower.”

•	Jonathan Chaplin, U.S. Communications Services Team Head, New Street Research

5G is Critical for U.S., Says Industry Analyst

“It’s hard to argue that 5G is not key to the next five to 10 years…Strategically, if you’re the U.S. and you’re trying to plan industrial policy, this deal makes sense.”

•	Chris Lane, Senior Research Analyst, Sanford C. Bernstein

VentureBeat Cites Faster Speeds, Lower Prices as Benefit of T-Mobile/Sprint Merger

“Sprint’s new president and incoming CEO Michel Combes had some good news to share this week: Customers can expect higher speeds and lower prices if the merger goes through.” (May 17, 2018)

RCR Wireless Reports That T-Mobile Sprint Merger Would Boost 5G Adoption

“The adoption of 5G technology in the United States will experience an acceleration if the merger of mobile carriers T-Mobile US and Sprint is approved, according to a recent study by research firm Strategy Analytics. The new report projected that the T-Mobile US-Sprint merger will result in a 17% surge in the uptake of 5G services by 2023.” (June 1, 2018)

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual

Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on

T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Twitter and Facebook posts related to the transaction:

JOHN J. LEGERE (Twitter @JohnLegere)

•	Tweet: We just took the next step in our merger with Sprint – a filing with the FCC sharing how the New T-Mobile will be good for consumers – including how we’ll create more competition, innovation & job growth in the 5G era! Key info: http://NewTMobile.com https://www.t-mobile.com/content/t-mobile/corporate/news/articles/2018/06/taking-the-next-step-in-supercharging-the-un-carrier.html

•	Tweet: The combination of @TMobile and @Sprint is just plain good for the country. Together, we’ll build a world-leading nationwide 5G network that will deliver unparalleled services to consumers! Click below for more info: https://newtmobile.com/

•	Tweet: At full deployment, the New T-Mobile will deliver fiber-like speeds- I’m talking average speeds at 444 Mbps & covering 90% of the country with peak speeds up to 4.1 Gbps – yes, I said GBPS! Key info: https://newtmobile.com/

•	Tweet: By 2021 our engineers plan to deliver 5G speeds that are 5X faster than the LTE speeds being delivered on the nation’s fastest LTE network today (the @TMobile network, obviously)! And @att / @verizon will have to try to keep up. Key info: https://newtmobile.com/

•	Tweet: The New T-Mobile’s 5G network will challenge @verizon & @att enough to drive the price of a GB down by up to 55% and increase mobile data supply for ALL wireless consumers by up to 120%, according to renowned economist, Dr. David Evans. More info: NewTMobile.com

•	Tweet: The wireless industry is not what it was! It’s now the wireless/video/broadband industry. Don’t believe me? Today, AT&T is the country’s #1 TV provider and Comcast added more wireless customers last year than AT&T and Verizon combined. Click for more: NewTMobile.com

•	Tweet: The industry is evolving, and that’s great – as long as there’s competition. The New T-Mobile will bring new competition to areas that badly need disrupting *cough broadband* & help preserve/ increase competition in the wireless space. Key info below:NewTMobile.com

•	Tweet: Even after our merger, @Verizon & @ATT will control about 2/3 of the market share along with 70% of wireless revenues…and they’re getting bigger every day. The New T-Mobile is about creating a company that can TRULY compete for the long term! Key info: NewTMobile.com

•	Tweet: Our #uncarrier movement has changed this industry for the benefit of consumers—Imagine what more we can do with the combined assets & talents of both T-Mobile and Sprint?! The New @TMobile is going to be a force to be reckoned with! Key info below: NewTMobile.com

•	Tweet: Not only will the New T-Mobile benefit consumers, it creates jobs from day 1, period. Plus, our plans will create 3,000+ direct jobs in year 1! And will increase to over 9,600 direct & indirect jobs by 2021 & over 11,000 direct jobs by 2024! Key info: NewTMobile.com

•	Tweet: Another important part of our plan: the New T-Mobile will add at least 600 new stores & build up to 5 customer experience centers to better serve rural towns and small communities = more competition & jobs in these parts of the US! Key Info below: NewTMobile.com

•	Tweet: I can’t say it enough – this combination of @TMobile & @Sprint is just plain good for US consumers!! #5GForAll Key info: NewTMobile.com https://www.t-mobile.com/content/t-mobile/corporate/news/articles/2018/06/taking-the-next-step-in-supercharging-the-un-carrier.htmlht

•	Facebook post: We just took the next step in our merger with Sprint – a filing with the FCC sharing how the New T-Mobile will be good for consumers – including how we’ll create more competition, innovation & job growth in the 5G era! https://www.t-mobile.com/content/t-mobile/corporate/news/articles/2018/06/taking-the-next-step-in-supercharging-the-un-carrier.html

MIKE SIEVERT (Twitter @SievertMike)

•	Tweet: So ready for this! The New T-Mobile will be an even bigger disruptor than we already are—supercharging the Un-carrier strategy and fighting to deliver better value and lower prices for wireless consumers! #WeWontStop Here’s more: http://NewTMobile.com

NEVILLE RAY (Twitter @NevilleRay)

•	Tweet: As the New T-Mobile, we’ll deploy a Nationwide 5G network faster and more affordably than either company could do alone! AT&T and Verizon will need to keep up, and consumers will win! More here: http://NewTMobile.com

BRAXTON CARTER (Twitter: @braxtoncarter)

•	Tweet: With our track record of creating competition, jobs and innovation, you just know that the New T-Mobile will deliver! Here’s more info: http://NewTMobile.com

MIKE SHIELDS (Twitter @mshields007)

•	Tweet: ATR (@taxreformer): Americans for Tax Reform Supports T-Mobile, Sprint Merger [link to Americans for Tax Reform Article below]

Americans for Tax Reform Supports T-Mobile, Sprint Merger

Americans for Tax Reform, June 19, 2018

On April 29, T-Mobile and Sprint entered into an all-stock merger agreement valued at $26 billion, with the new entity forming under the T-Mobile name.

This agreement will speed progress to Fifth Generation wireless technology development and deployment that will give Americans more choices in the way that they access broadband. The agreement should be expeditiously approved.

Americans for Tax Reform President Grover Norquist voiced his support for the proposed merger, stating:

“The combination of T-Mobile and Sprint, creates more viable competition in the marketplace for Americans to access affordable, fast, and ubiquitous broadband service. This merger is in the interest of Americans who want faster internet access and propels us forward on the path to 5G wireless technology in an international innovation race.”

In terms of US market share, T-Mobile and Sprint are ranked 3rd and 4th respectively. Even with their combination the new entity will still be in third place with 126 million subscribers. This is behind Verizon’s 150 million subscribers and AT&T’s subscribership of 142 million.

Their combination will contribute to the health of not just the wireless marketplace, but also the broadband market as a whole. This merger means more—not less—jobs as building a nationwide 5G network includes investments in rural America. The combined company will have more resources to deploy technology and open stores, which will spur job opportunities throughout the country.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

The following blog post was made available in connection with the transaction.

BLOG

Taking the Next Step in Supercharging the Un-carrier

June 19, 2018

By John Legere

Today, we took the next step in our merger with Sprint by filing our Public Interest Statement with the FCC. This filing is an important part of the process and lays out in depth how the public will benefit from the merger. And – spoiler alert – there’s a ton of consumer benefit in this deal!

T-Mobile and Sprint coming together lays the foundation for the U.S. to continue its global technology leadership well into the 5G era… and in so doing, will spur Verizon and AT&T to invest in a huge capacity increase that will drive down the price per gigabyte across the entire industry.

Simply put, this combination is going to be an incredibly good thing for consumers, jobs and the country, and this deal is important for economic, social and global reasons. Here’s why:

The stakes are high – technology leadership for the next decade is at stake.

Here’s a fact that should worry everyone: Other nations are moving ahead in the race to 5G, and what happens in the first few years of a new technology lifecycle is hugely important.

Just look at 4G. The U.S. started rolling it out nationwide before almost anyone else, getting the tech into hands of innovators and entrepreneurs, and today 99.7% of Americans are covered by 4G LTE. The result: America and our innovators led the global mobile economy for the last decade. Uber, Snap, Venmo, Instagram – are all products and businesses built in part on the 4G mobile web. Analysts estimate this early leadership generated billions in economic value and millions of new jobs here in America.

All because the U.S. led with broad 4G LTE.

With 5G, the stakes are much higher – because 5G is a massive inflection point in the user experience. At full deployment the New T-Mobile will deliver fiber-like speeds. I’m talking about average speeds at a blazing 444 Mbps, covering about two-thirds of the country, with jaw-dropping peak speeds up to 4.1 Gbps!! And you won’t have to wait long to see these amazing increases in speed and performance. By 2021 our engineers are planning to deliver 5G speeds 5X faster than the LTE speeds being delivered on the nation’s fastest LTE network today… that is of course the T Mobile network. During that same time Neville and his team will also be increasing our LTE speeds!

That will unlock amazing applications and uses, many of which we can’t even conceive of today. It will make possible real-time interactivity from virtually anywhere, allowing for near instantaneous sharing and downloading of content from almost any location.

This will transform the way Americans live, work, travel, and play. Nearly every business in America will use 5G to revolutionize how they create and deliver goods and services. And, every market, ranging from gaming to health care, from AI to transportation, from manufacturing to education will benefit. This merger is an important contributor to American leadership broadly across economic and social lines.

But, if we don’t take decisive, positive action, we risk ceding global leadership in both 5G AND the entire next wave of technology to a country other than America. We cannot relinquish our leadership here and the New T-Mobile will deliver on these capabilities within the first couple of years of bringing these two companies together. As a country we cannot afford to miss this opportunity and the New T-Mobile is fully prepared to do our part, and to do it fast!

Of course, all wireless companies will eventually roll out some form of 5G, and both T-Mobile and Sprint have pledged to deploy 5G on our own. But the reality is that T-Mobile’s 5G network will be broad – though not deep, except in select markets. And, Sprint’s 5G network will be deep in some markets, but not broad. And we believe that no one else – not Verizon, not AT&T, not Dish, not Comcast, not Charter – will have the breadth AND depth we can bring together with Sprint … the breadth and depth needed to deliver a truly breakthrough 5G network in the formative and early innovation years of 5G.

The New T-Mobile will invest nearly $40 billion and have the complementary spectrum assets and capacity needed to create a broad and deep 5G network nationwide – 5G for All – in the early years of the 5G innovation cycle – the years that will determine if American companies and talent lead or follow in the 5G era. A network capable of answering the competitive challenge from abroad, the kind of network required to fuel U.S. innovation early and create the conditions for American companies and innovators to continue to lead the world.

That is what the New T-Mobile will deliver.

Consumers will pay less and get more.

Over the last five years, T-Mobile has dramatically changed U.S. wireless … for good. Ending 2-year service contracts and overages, enabling smartphone upgrades without the wait, freeing people to travel with their phones on, unleashing unlimited data, simplifying rate plans, and more.

Each Un-carrier move has forced a competitive response, and altogether, we’ve generated billions in value for consumers through lower prices and better service! Now imagine putting that into overdrive for the future. That’s what I envision for the next five years and beyond with the New T-Mobile, and it’ll make the last five years look mild by comparison. We are just getting warmed up!

The New T-Mobile will be a turbocharged disruptor that will deliver better value and lower prices, just like we have over the last five years of the Un-carrier. This deal will create a massive increase in capacity, causing the cost of delivering a gigabyte of data to plummet. And that’s not just at the New T-Mobile … that’s industry wide.

Don’t just take my word for it! Analysis by renowned economist Dr. David Evans concludes that the building of the New T-Mobile 5G network will provoke competitive responses from Verizon and AT&T that will result in a decrease in the cost of a GB of up to 55% and over a 120% increase in mobile data supply for all wireless customers. And innovators will create new ways to use all that extra capacity to benefit consumers. In other words, consumers pay less and get more!

And no one wins in this deal more than T-Mobile and Sprint customers. As soon as these networks come together in their area, our customers will quickly see better speed, coverage and performance.

This deal will create MORE competition.

This deal is needed to create a robust and disruptive competitor – because for all the success we’ve had as the Un-carrier, Verizon and AT&T are still massively dominant. Even after our merger, Verizon and AT&T each have market capitalizations that are more than double T-Mobile and Sprint combined and they control about two-thirds of the market share along with 70% of wireless revenues. This merger is about creating a company that can TRULY compete for the long term with the massive incumbents, who are getting bigger every day. And, the merger is needed for us to compete against new entrants like Comcast, Charter, DISH and others – as wireless, broadband and video converge.

Fact is, there’s no longer a standalone wireless industry. It’s a wireless/video/broadband industry – with lots of players competing to connect customers to the Internet. AT&T is the country’s #1 TV provider, and Comcast added more wireless customers last year than AT&T and Verizon combined. And 1 in 5 Americans use their smartphone as their only access to the Internet now, a figure that has more than doubled in the last few years. The industry is evolving beyond traditional lines, and the New T-Mobile will bring new competition to areas that badly need disrupting.

Millions more Americans will finally get meaningful broadband competition.

Internet access is like electricity. Without it, economic opportunities are closed off, and people – and entire communities – are at risk of being left behind. According to the latest figures, nearly half – 48% – of Americans have no in-home broadband option or just one provider option! That’s unacceptable! And, the New T-Mobile will put an end to it with increased choice!

The combined company’s 5G network will deliver mobile broadband speeds in excess of 100 Mbps to roughly two-thirds of the population in just a few years and 90% of the country by 2024. This is a mobile connection so fast, millions will be able to cut the cord with Comcast, Charter and the rest. We’ll offer both in-home broadband services and mobile broadband, so customers can pocket the savings from eliminating that pricey wired in-home broadband bill every month if they choose.

These cable/broadband providers are some of America’s most hated companies in the market, and for good reason – they treat their customers horribly because so many of their customers don’t have any choice! Personally, I can’t wait to bring the fight to them! In fact, I plan for the New T-Mobile to be the country’s fourth largest in-home ISP by 2024, freeing millions from the likes of Comcast and Charter in the process!

Rural Americans win big with better service and more competition.

Nowhere is competition more lacking than in parts of rural America – for both wireless services and broadband. This deal enables New T-Mobile to increase coverage in rural America and create more competition for wireless, broadband and beyond. Case in point: we estimate that 20-25 percent of those new broadband subscribers will be located in rural areas.

Even better, the broad geographic reach of our 5G network will bring critical applications to small towns and rural communities. For instance, there are only 13.1 physicians per 10,000 people in rural areas (vs 31.2 physicians per 10,000 people in urban areas). The New T-Mobile’s 5G network could bring telemedicine and distant specialists together with rural residents for faster, higher-quality medical care. And, the New T-Mobile 5G network will support new agribusiness applications like allowing farmers to monitor crops, climate and livestock, increasing quality, safety and efficiency while lowering costs in America’s heartland.

This truly is #5GforAll!

This deal will create thousands of new U.S. jobs … and drive major economic stimulus across the ecosystem.

Naysayers will try to tell you this deal will hurt jobs; that’s just flat out wrong. It’ll create thousands of new jobs across the country. In fact, our business plan calls for the New T-Mobile to employ more people on day #1 and going forward than Sprint and T-Mobile would employ separately. People who will help build the new network; extend the Un-carrier customer care model to a wider subscriber base; and support customers in growing segments like in-home broadband, enterprise, and IoT.

This deal creates jobs from day 1 – period. In fact, our plans call for the creation of 3,000 direct jobs in year one, increasing to over 9,600 direct and indirect jobs by 2021 and over 11,000 FTE’s by 2024. Every day we will have more jobs as the New T-Mobile than the two stand-alone companies would have on their own. As we build out our new 5G network and bring these services to all parts of the country we will create thousands of job opportunities.

Here is another important part of our plan. To better serve America’s rural and small-town communities, the New T-Mobile will add at least 600 new stores and build up to 5 of our advanced customer experience centers. This will result in thousands of new jobs to these parts of America.

As I noted earlier, we are planning to invest nearly $40 billion in our business and network over the next three years alone, and that will be a huge economic stimulus on its own. That amount represents more than either T-Mobile or Sprint had planned to invest on their own. Don’t think for a second that Verizon, AT&T, Comcast, Charter or others will stand still. They will feel the pressure and need to accelerate investment to try to keep up, and that’s just more goodness for the economy.

T-Mobile has a history of transactions that create job growth, and this will be another one! Remember that MetroPCS deal five years ago? Five years in, and nearly 3X the number of people come to work on behalf of Metro compared to the time of the merger. We have a track record on job growth – and it’s a damn good one!

And many of those new employees won’t just be joining any place. T-Mobile is the BEST place to work in wireless. Our employees are customer obsessed, and that’s the biggest reason we are the most loved brand in wireless.

But I’m not satisfied with being the best place to work in wireless. We want to be the BEST place to work anywhere… for more and more people who are just as customer-obsessed as we are. And that includes tens of thousands of Sprint employees. I honestly can’t wait to bring these teams together, because if I’ve learned one thing about the Sprint team in the last five years it’s this: they are tough as hell. They just keep pushing and fighting and surprising. Together, this combined team will be an incredible, powerful force for change … a force to be reckoned with.

That is what this merger is about. It’s about taking this fight – on behalf of consumers – to the next level. Because the next wave of mobile broadband is too important not to fight for. At the Un-carrier, that is what we do. And, of course, we won’t stop!

John

P.S. Here come the lawyers below.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

ACCELERATING COMPETITION IN THE 5G ERA JUNE 19, 2018 T MOBILE SPRINT

TABLE OF CONTENTS Page EXECUTIVE SUMMARY OF THE PIS (PUBLIC INTEREST STATEMENT) 3 TRANSACTION OVERVIEW 6 CREATING ROBUST COMPETITION IN THE 5G ERA 7 Unmatched Service at Lower Prices for More Consumers 7 Creating a Leading Innovator to Accelerate Competition Across Industries 8 U.S. Must Lead Innovation Again 9 5G is Truly Revolutionary with Massive Economic Benefit 10 Breadth and Depth to Create First Nationwide 5G Network 11 A Job Creating Combination 12 SIGNIFICANT VALUE CREATION FOR ALL STAKEHOLDERS 12 New T-Mobile Will Deliver Significant Synergies 12 Poised for Significant Margin Expansion 14 Credit Strength and Flexible Capital Structure 15 Strong Free Cash Flow to Fuel Deleveraging Over Time 15 PROVEN OPERATIONAL PLAN FOR SUCCESS 16 Proven Operational Plan 16 Proven Track Record Points to Successful Model 17 SUMMARY 18

EXECUTIVE SUMMARY OF THE PIS (PUBLIC INTEREST STATEMENT) This Public Interest Statement demonstrates the proposed merger is necessary to accomplish a goal critical to enhancing consumer welfare in this country: the rapid and widespread deployment of 5G networks in a market structure that spurs rivals to invest in a huge increase in capacity, and, correspondingly, to drop tremendously the price per gigabyte. New T-Mobile will be able to leverage a unique combination of complementary assets to unlock massive synergies in order to build a world leading nationwide 5G network that will deliver unprecedented services to consumers, increasingly disrupt the wireless industry, and ensure U.S. leadership in the race to 5G. Consumer Benefits Are Compelling. This transaction is a unique opportunity to deliver myriad compelling benefits for American consumers, which would not be achievable in the absence of the merger: ? New T-Mobile Will Build a World-Class Nationwide 5G Network That Will Leapfrog Verizon and AT&T?s Networks. New TMobile will invest nearly $40 billion to combine the complementary spectrum, sites and assets of T-Mobile and Sprint to deliver a robust, nationwide world-class 5G network and services sooner than otherwise possible. Current Sprint customers will realize 4G LTE coverage benefits; T-Mobile customers will realize improvements from the greater depth of spectrum; and, as the 5G network is built out, the speed and capacity gains will be significant. By 2024, the network will have approximately double the total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. In the face of this challenge, Verizon and AT&T will need to respond with improved and accelerated 5G network investment and deployment to the betterment of all consumers and the country. ? American Consumers Will Pay Less and Get More. As New T-Mobile expands its capacity, the cost of delivering each gigabyte of data to customers will be greatly reduced?capacity will double and the cost of delivering data will plummet. New T-Mobile will compete aggressively with lower prices to take market share from Verizon and AT&T, allowing more customers to enjoy the benefits of its increased capacity.1 This benefit will not be limited to T-Mobile?s customers. Indeed, an economic analysis by Dr. David Evans concludes that building the nationwide 5G network will provoke competitive responses from Verizon and AT&T that result in as much as a a 55 percent decrease in price per GB and a 120 percent increase in cellular data supply for all wireless customers.2 Consumers get both a dollar and also a data dividend from the merger. ? New T-Mobile Will Deliver Fiber-Like Speeds That Enable Exciting and Innovative Uses on a Broader Basis. New T-Mobile?s nationwide 5G network will make possible real-time interactivity and a significantly enhanced user experience. The new network will virtually eliminate the constraints consumers currently experience in congested environments, allowing for near instantaneous sharing and downloading of content from almost any location. This will transform the way Americans live, work, travel, and play by facilitating an enormous variety of Internet of Things (?IoT?) applications, as well as the full spectrum of connected devices. Even better, the broad geographic reach of New T-Mobile?s 5G network will facilitate the use of advanced applications that are critically needed in small towns and rural communities. ? New T-Mobile Will Provide a Bona Fide Alternative to Traditional In-Home Broadband Providers. New T-Mobile?s robust, nationwide 5G network will eliminate the speed and capacity differential between mobile and in-home wired broadband for many Americans, allowing millions more Americans to free themselves from the grip of traditional in-home broadband providers. The new 5G network?s speeds, capacity, and low prices will allow consumers to ?cut the cord? and use their mobile wireless service as their broadband service both inside and outside the home and pocket the savings from eliminating an unnecessary and costly wired broadband bill month after month. New T-Mobile will also offer an aggressively priced wireless in-home broadband solution to compete head-on with the traditional providers. ? The Merger Will Create Expanded Choices for Enterprise and Video Customers. The merger also will unleash a maverick Un-carrier delivering competition and lower prices for customers of other services. New T-Mobile will have the scale, spectrum, 1 Declaration of G.Michael (?Mike?) Sievert, President and Chief Operating Officer, T-Mobile US, Inc., Appx. C. at ?21.(?Sievert Decl.?). 2 See Evans, David S., Market Platform Dynamics, ?Economic Analysis of the Impact of the Proposed Merger of T-Mobile and Sprint on the Deployment of 5G Cellular Technologies, the 5G App Ecosystem, and Consumers, Enterprises, and the Economy, Appx. G at ??219-37 (?Evans Decl.?).

4 and financial strength to disrupt the enterprise segment and video marketplace with innovative products and services that will bring much-needed competition, innovation, and consumer choice to these areas. ? Rural Americans Win Big with Better Service, Including High Speed Broadband. New T-Mobile will bring increased broadband coverage to rural Americans, along with improved signal quality and increased network capacity that will enable data-intensive applications and superior rural consumer experiences. This improved service will be accompanied by enhanced customer service through 600 or more new stores and up to five call centers located to serve rural areas and small towns. ? Accelerated 5G Deployment Will Help the United States Continue to Lead the World. As Chairman Pai has stated, the United States should ?be the best country for innovating and investing in 5G networks?3 and ?continue[] to lead in 5G and to enable wireless consumers to benefit from these technologies sooner rather than later.?4 New T-Mobile?s 5G nationwide network will help ensure that this leadership happens right here in the United States. ? The Merger Will Create Thousands of Additional American Jobs. Finally, the merger will create jobs on New T-Mobile?s first day and going forward. New T-Mobile will hire employees to build the new network; extend the Un-carrier customer care model to a wider subscriber base; and support customers in growing segments like in-home broadband, enterprise, and IoT. New T-Mobile?s increased investment and rapid growth?and resultant accelerated roll-out of 5G services?also will stimulate thousands of additional jobs throughout the U.S. economy. Competition Will Intensify. The merger is resoundingly pro-competitive and pro-consumer: ? New T-Mobile Will Be a Disruptive Consumer-Focused Un-carrier. New T-Mobile will have the scale and resources to take the Un-carrier movement to the next level and into new market segments. The combined company will have lower costs and the incentives to engage in aggressive pricing to expand its 4G LTE customer base as the industry continues its major transformation towards 5G. To date, T-Mobile and Sprint, individually, have not been able to materially erode Verizon and AT&T?s wireless market share or overcome their scale advantages. New T-Mobile, however, will be able to go toe-to-toe with the two larger rivals to the benefit of competition and consumers. ? New T-Mobile Will Have Incentives to Compete Aggressively. The combined company?s network will have enormous capacity that will incentivize New T-Mobile to compete vigorously to ?fill up? the network. This increased pressure to utilize added capacity is supported by New T-Mobile?s financial plan, which calls for the company to provide a combination of greater value and lower cost for conventional data services and to continue offering subscribers more data each year without increasing prices. Indeed, as Dr. David S. Evans substantiates, added capacity has historically reduced unit prices for consumers, and it will continue to do so here. ? T-Mobile and Sprint Are Merging to Beat Verizon and AT&T, Not to Be Like Them. Verizon and AT&T are investing in a wide array of businesses in recognition of a converging broadband market, and therefore their attention and resources are spread across a lot of areas. New T-Mobile will be laser-focused on improved broadband connectivity at a lower price. This means New T-Mobile will not be coordinating with AT&T, Verizon, or other large players to increase prices or restrict the amount of data delivered per dollar. ? Other Large Players Will Intensify Competition Further. Many significant companies, particularly Comcast and Charter, but also DISH and Google, have successfully entered or are on the verge of entering the wireless market, demonstrating the intensity of current competition in the sector. Indeed, renowned economists Professor Steven Salop and Dr. Yianis Sarafidis find that, ?a conclusion that there will be higher risk of coordination after this merger cannot be supported? by the totality of the evidence and economic analysis. 5 3 Chairman Ajit Pai, Remarks at Mobile World Congress, Barcelona, Spain (Feb. 26, 2018), https://apps.fcc.gov/edocs_public/attachmatch/DOC- 349432A1.pdf. 4 Chairman Ajit Pai, Remarks at Mobile World Congress Americas, San Francisco, CA (Sept. 12, 2017), https://docs.fcc.gov/public/attachments/DOC-346666A1.pdf. 5 Declaration of Professor Steven C. Salop and Dr. Yianis Sarafidis, Charles River Associates, Appx. H, at ?8 (?Salop/Sarafidis Decl.?).

5 T-Mobile?s Chief Executive Officer John Legere aptly captures the benefits of this transaction for consumers and competition: ?We are committing nearly $40 billion to bring this company into the 5G era over the first 3 years, with the majority of this investment focused on the rapid enhancement of the network, in order to retain our existing customer base, attract new customers, and benefit from being first to deliver transformative 5G services across the country. That?s why we plan to expand T-Mobile?s unique customer service model to Sprint while we subsequently deliver better coverage, reliability, and speed. And that?s why we will keep prices low for consumers, who are vital to our ability to build out 5G infrastructure across the country. When it comes to changing how the wireless industry operates, we?re only getting started.6 For these reasons, the grant of the T-Mobile and Sprint applications to transfer their authorizations to New T-Mobile clearly will serve the public interest, convenience and necessity. 6 Declaration of John Legere, Chief Executive Officer, T-Mobile US, Inc., Appx. A, at ?23 (?Legere Decl.?).

TRANSACTION OVERVIEW

Transaction Highlights

- T-Mobile and Sprint to merge in an all-stock transaction at an exchange ratio of 0.10256x T-Mobile shares for each Sprint share (or the equivalent of 9.75 Sprint shares for each T-Mobile share).
- Deutsche Telekom and Softbank are rolling their entire economic ownership stakes into New T-Mobile.
- Total implied enterprise value of $59.2 billion for Sprint and $145.5 billion for the combined company.
- Post deal closing: Based on ownership levels as of the date of agreement, it is expected that T-Mobile shareholders will own approximately 67.0% and Sprint shareholders will own approximately 33.0%. Deutsche Telekom to own approximately 41.7%. Softbank to own approximately 27.4%.
- New T-Mobile will be called T-Mobile and will have headquarters in Bellevue, WA with secondary headquarters in Overland Park, KS.

Financial Considerations

- More than $6 billion expected run-rate synergies. Net Present Value ("NPV") of ~$43 billion, net of costs to achieve.
- Strong closing balance sheet: Expected peak leverage of ~2.9x Net Debt[1] / LTM Adjusted EBITDA.[2]
- Fully funded business plan with significant liquidity at close.
- Post close, we expect there to be robust organic deleveraging.

Governance and Management

- Initial New T-Mobile board to consist of 14 directors. Deutsche Telekom to nominate 9 directors (including at least 2 independents) and Softbank to nominate 4 directors (including at least 2 independents). The CEO of New T-Mobile will also be a director.
- Softbank will grant a proxy to vote its New T-Mobile shares to Deutsche Telekom.
- New T-Mobile financial results to be consolidated by Deutsche Telekom.
- Deutsche Telekom's and Softbank's New T-Mobile shares subject to a 4-year lock-up, subject to certain exceptions.
- John Legere will become CEO of New T-Mobile. Tim Höttges will become Chairman of the Board of New T-Mobile. Mike Sievert will become President and COO of New T-Mobile.
- The Directors nominated by Softbank will include Masayoshi Son and Marcelo Claure.

Approvals/Timing

- Expected closing in the first half of 2019, subject to regulatory approvals and certain other customary closing conditions.
- No break-up fees.
- T-Mobile to provide Sprint roaming agreement for 4 years. The agreement will survive in event of termination of the transaction. The agreement is for LTE and is data only.

[1] Excludes tower obligations. [2] Adjusted EBITDA based on T-Mobile's as reported definition which is unburdened for stock-based compensation.

NEW T-MOBILE ECONOMIC SHAREHOLDER OWNERSHIP


Status Quo
DEUTSCHE TELEKOM
PUBLIC
62.3%
37.7%
T-MOBILE
SOFTBANK
PUBLIC
83.0%
17.0%
SPRINT
Pro Forma
DEUTSCHE TELEKOM
PUBLIC
SOFTBANK
41.7%
30.9%
27.4%
NEW T-MOBILE

Note: Deutsche Telekom ownership in T-Mobile of 62.3% based on T-Mobile fully-diluted shares outstanding of 865m. Softbank ownership in Sprint of 83.1% based on Sprint fully-diluted shares outstanding (assuming cash exercise of all Softbank warrants) of 4,147mm. Fully-diluted shares outstanding based on share prices as of April 27, 2018. Pro forma ownership assumes exchange ratio of 0.10256, implying New T-Mobile fully-diluted shares outstanding of 1,290mm.

6

7 CREATING ROBUST COMPETITION IN THE 5G ERA ? New T-Mobile will create robust competition in the 5G era. The key benefits are: o Unprecedented Nationwide 5G Network. New TMobile is committed to building out a nationwide 5G network that will provide unprecedented capacity, speed and latency to drive a revolutionary consumer experience, unlocking significant economic value. This will accelerate the position of the U.S. in 5G as New T-Mobile will be the only company able to quickly deploy a broad and deep nationwide 5G network. The country can use this early leadership in 5G to capture a wave of innovation and disruption, benefiting customers and the nation?s economy. o Supercharge Un-carrier Strategy at a Pivotal Time. The unprecedented network capabilities and capacity of New T-Mobile will enable us to provide better service and offer lower prices. This will permit a continuation and expansion of the proven pro-consumer Un-carrier strategy that is fundamentally built around more value and higher consumer satisfaction. The combination will also proactively create new competition and disruption in adjacent markets as well as bring real mobile broadband competition to rural Americans for the first time and new competition for businesses of all sizes. o Job Creator from Day One, Unlocking Economic Value. New T-Mobile will create new jobs from day one by making significant investments to expand Un-carrier customer service, increase the retail footprint, and build out our 5G network. The network expansion will drive rapid investment nationwide in 5G, helping to ensure American leadership in the 5G ecosystem and forcing converged industry leaders to invest more and faster. This will help accelerate the growth of millions of U.S. jobs and drive substantial economic value. Unmatched Service and Competition to Lower Prices for More Consumers ? New T-Mobile is committed to continuing and super-charging the Un-carrier mission to change wireless for the good of the customer at a time when 5G will be improving the quality of service and creating additional capacity. This additional capacity, combined with the desire for increased scale at New

T-Mobile, will allow the company to continue to aggressively compete on price in the market. New T-Mobile is committed to offering **unmatched service and competing for lower prices** for American consumers and expanding its range of competition to rural and business markets.


LOW PRICES, BEST VALUE
Maintained value leadership in wireless with MORE DATA at LOWER PRICES
UNLIMITED DATA REVOLUTION
Created the Unlimited Data Revolution unleashing mobile experiences for customers
CONTRACT FREEDOM
180M customers freed from service contracts

- The business ethos that consumers should "pay less and get more" is not a new position, but reflects the **track record of disruption in wireless** that T-Mobile has brought to the industry. Since its creation 5 years ago, the Un-carrier strategy has been responsible for numerous significant innovations in the industry including **Contract Freedom**, which has helped free 180 million Americans from cellphone contracts, and the shift to **Unlimited data**, which has both improved the mobile experience and eliminated overages. Both T-Mobile and Sprint have been price leaders in the past, and New T-Mobile will continue to maintain value leadership in wireless by offering more data at lower prices.
- The creation of New T-Mobile is critical in supercharging the Un-carrier as the increased scale as well as the network capacity benefits from 5G will enable the **PRO-CONSUMER strategy to further improve service quality and compete for lower prices**. This will lead to an **unmatched service experience for more consumers through better coverage, reliability, and speed** from superior multi-band spectrum; the expansion of T-Mobile's unique customer service model to Sprint with significant investment; and major expansion of competition in rural and business markets. The scale of New T-Mobile allows the company to sustainably compete at lower prices for customers and the anticipated **significant increase in capacity** from 5G allows for customers to do more for less .

Creating a Leading Innovator to Accelerate Competition Across Industries


VIDEO
WIRELESS
BROADBAND

- Over the past several years, we have seen that **all content is going to the internet, and the internet is going mobile**. Convergence has already arrived to the wireless, video, and broadband markets. As evidence:
  - AT&T is now the nation's leading Pay TV provider with 39 million video connections.
  - Comcast had more postpaid phone net additions in 2017 than AT&T and Verizon combined and almost 30% of industry postpaid phone net additions in 1Q18.
  - YouTube is offering live TV.
- While consumers may appreciate the concept of convergence, they really only care about the benefits it can bring: innovation, ease of use and quality of service. The Un-carrier can deliver these benefits by continuing to focus on putting customers first, creating competition with innovative

8

9 products that deliver mobile services across a variety of platforms at dramatically faster speeds, and being a disruptive force for good. ? New T-Mobile will compete aggressively on ALL FRONTS, continuing its legacy of disrupting and changing the wireless market. The company has immediate plans to be a disruptive force in Pay TV with a first step already taken through Layer3 TV. In broadband, New T-Mobile has a clear ability to provide a real alternative to the incumbents, especially in rural markets, through the rollout of 5G, which is expected to increase real-world speeds dramatically. This will enable consumers to cut the cord from one of their most expensive bills with a real alternative for broadband while benefiting from innovative ways to enjoy content. ? New T-Mobile?s robust nationwide 5G network will close the speed differential between mobile and wired in-home broadband and make the combined company a competitive in-home broadband alternative for millions of American households. New T-Mobile plans to bring to market a robust fixed/portable wireless broadband solution for residential use that will have equipment, service packages, and products matching or exceeding those of many current traditional inhome wired broadband providers. ? By 2024, we expect to be able to offer fixed in-home broadband service of at least 25/3Mbps to approximately 52 million rural residents over 2.4 million square miles, which equates to approximately 84% of rural residents. ? New T-Mobile?s deep spectrum assets and solid financial resources, coupled with Layer3?s experience and marketplace understanding, will position the company to bring innovative and disruptive video services to consumers across the country. ? Over the longer term, New T-Mobile?s 5G network will allow the company to offer the nation?s first 5G-delivered in-home and mobile video services. This will include high-quality video content ? including HD and 4K ? to in-home and mobile locations across the country. ? After the merger, New T-Mobile will have the resources necessary to greatly expand its enterprise sales force, which will in turn allow it to more effectively target enterprise customers, deliver products and solutions, and compete in the enterprise marketplace. U.S. Must Lead Innovation Again ? New T-Mobile will lead the way on 5G, which will create massive economic benefit. Looking back at the introduction of 4G, the U.S. was a leading adopter of the technology which allowed the U.S. to capture the enormous economic potential from:

Amazing Innovation
lyft
tinder
venmo


Global Leaders
amazon
NETFLIX
Microsoft

- **Amazing innovation**: 4G raised the bar on what you could do on your phone, introducing a new generation of innovative companies like Uber, Snapchat and Venmo that designed applications to utilize the technology.
- **Global leaders**: 4G also helped expand the businesses of established companies like Apple and Netflix who were able to harness its ability to deliver apps through app stores or stream video wirelessly.
- **Technology job growth**: Through new company creation and the expansion of existing companies, 4G helped create millions of new technology jobs in the U.S. and we expect 5G to have a significant impact. According to a GSMA Mobile Economy report, 4.5% of global GDP is estimated to have come from mobile technologies in 2017, equivalent to around $3.6 trillion of economic value.

New T-Mobile Network Comparison to Standalones (2024)

3x 5G Capacity (Exabytes)	3x 5G capacity (Exabytes) compared to summation of both standalone networks (total capacity with LTE included is likely closer to 2x by 2024)
3.9x to 5.8x Average Throughput (Mbps)	3.9 to 5.8x average throughput (Mbps) compared to the standalone networks
1.5x to 5.8x Peak Throughput (Mbps)	1.5 to 5.8x peak throughput (Mbps) compared to the standalone networks
1.6x to 2.8x US pops served at >100 Mbps	1.6 to 2.8x US pops will be served by the New T-Mobile network at throughputs of 100 Mbps

5G is Truly Revolutionary with Massive Economic Benefit

- The speed, capacity, and response time of 5G will be a game changer and New T-Mobile plans to create the **highest capacity mobile network in U.S. history**. The creation of New T-Mobile solves the most vexing problems standing in the way of Sprint and T-Mobile building a superior, nationwide 5G network – lack of spectrum and cell site resources needed to deliver capacity and services faster than any other wireless provider in the world. Specifically, by 2024, the New T-Mobile network will have approximately double total capacity and triple the total 5G capacity of T-Mobile and Sprint combined, with 5G speeds four to six times what they could achieve on their own. Average download speeds are expected to increase from 32Mbps in 1Q18 (T-Mobile) to approximately 450Mbps for New T-Mobile in 2024.
- This great leap forward in technology will enable connected cities and homes, self-driving cars, smart agriculture, mobile virtual and augmented reality, machine learning, and many more new applications we cannot even imagine today.
- New T-Mobile will enable the combined company to support and offer the **full range of IoT products and services**. It will also allow the combined company to extend the Un-carrier approach to IoT, helping customers take advantage of the latest products and services at lower prices. Two particular areas where New T-Mobile will focus are **"Smart Mobility" and "Smart Communities."**
- 5G delivers **spectral efficiency improvements** due to four main factors: (1) lean carrier design; (2) high bandwidth utilization; (3) improved massive MIMO and beamforming; and (4) inter-cell coordination. The improvement in moving

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Average Spectral Efficiency (bps/Hz)				Percentage Increase
Spectrum	Antennas	LTE	5G	
Low band	4x2 MIMO	2.1	2.5	19%
Mid band	4x4 MIMO	2.5	3.8	52%
mmWave	mMIMO	N/A	7	N/A


SPECTRUM AVAILABLE FOR 5G
Sprint
Mid-band
Low-band
T-Mobile
mmW
New T-Mobile
mmW
Dense Urban
Mid-band
Metro
Low-band
Nationwide

from LTE to 5G would result in low-band spectrum receiving a 19% improvement in average spectral efficiency (2.1 bps/Hz to 2.5 bps/Hz) and mid-band receiving a 52% improvement in average spectral efficiency (2.5 bps/Hz to 3.8 bps/Hz).

- If the U.S. is able to lead on 5G, the prize is significant. The CTIA estimates **3 million new jobs including 800,000 construction jobs, $275 billion in investment, and $500 billion in economic growth**, as well as untold potential for innovation.
- However, it is imperative that the U.S. acts today to secure its leadership role. Other countries have seen the opportunity as well and have taken bold steps to give them a head start. The CTIA ranks the U.S. behind both China and South Korea in 5G preparedness, and that needs to be corrected. Fortunately, New T-Mobile is in a unique position to change this by deploying a nationwide 5G network with the breadth and depth to position the U.S. as the global leader in 5G.

Breadth and Depth to Create First Nationwide 5G Network

- New T-Mobile will be singularly positioned to deliver **nationwide 5G in the critical early stage of innovation** due to its:
    - **Unmatched spectrum assets**: Only New T-Mobile has the combination of available spectrum assets to create a broad and deep nationwide 5G network. T-Mobile has available low band spectrum that covers the country, including rural areas. Sprint has large swaths of available mid band spectrum that covers broad metropolitan areas. T-Mobile has mmWave spectrum in key urban markets. Only New T-Mobile will have the combined spectrum assets available to deliver nationwide 5G.
    - **Enhanced financial position**: Building out nationwide 5G will require a significant investment that New T-Mobile will be able to provide. New T-Mobile will have the financial position to invest more in the rollout of 5G than either company could do alone.
    - **Proven leadership and plan**: New T-Mobile has the leadership and experience to rapidly roll out an advancement of this scale. T-Mobile deployed nationwide LTE twice as fast as Verizon and three times faster than AT&T.

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A Job Creating Combination

- The planned increased investment from New T-Mobile to build a 5G network, integrate operations, and increase quality of service will lead to **significant job creation from day one**. New T-Mobile will add more U.S. jobs than standalone T-Mobile and Sprint combined. This will be achieved through:
  - Nearly **$40 billion total investment over 3 years** in achieving integration, expansion and building out 5G network and services with significant labor investment.
  - **Rapid rollout of 5G** which will create thousands of new jobs, particularly construction jobs in rural communities.
  - **Significant expansion of customer care centers** and staffing. Specifically, New T-Mobile will substantially increase its customer care workforce to ensure that it maintains T-Mobile's industry-leading standard of customer care. New T-Mobile expects to open up to five new domestic customer care call centers that will employ approximately 5,600 customer care professionals.
  - **Driving competition into rural markets** with hundreds of new retail locations. Specifically, New T-Mobile plans to open 600 or more new stores to serve small towns and rural areas.
- Within a year of closing, New T-Mobile expects to employ approximately 3,600 more direct internal employees than the two standalone companies would have absent the merger. This is expected to increase to more than 5,000 jobs on a net basis three years after merger approval.

SIGNIFICANT VALUE CREATION FOR ALL STAKEHOLDERS

- The combination of T-Mobile and Sprint unlocks significant synergies that can be reinvested in the business, creating jobs and rapidly building out the country's first nationwide 5G network.

New T-Mobile Will Deliver Significant Synergies

- The combination is expected to produce **annual run rate synergies of over $6 billion, a net present value ("NPV") of synergies of more than $43 billion**, net of costs to achieve these synergies of approximately $15 billion. The principal sources of these synergies comes from the benefit of only having to operate one combined network. The synergy

	Run-Rate Synergies ($bn, pre-tax)	Cost to Achieve ($bn)1	NPV of Synergies ($bn) (Net of Costs to Achieve)	Integration Years
Network	~$4+	~$10[2]	~$26	3
Sales, Service & Marketing	~$1+	~$1	~$11	3-4
Back Office	~$1+	~$4	~$6	3-4
Total	**~$6+**	**~$15**	**~$43+**	

Note: All number are approximations and reflect management estimates as of date of presentation. [1]NPV of Synergies net of Costs to Achieve, calculated assuming a discount rate of 8.0% on unlevered free cash flow. Numbers may not add due to rounding. [2] Net of avoided Capital Expenditures.

12

13 breakdown is expected to be 93% OpEx and 7% Capex. The approximately $400-500M in capex synergies derive from lower capital intensity, an assumed 0.5 percentage point reduction relative to service revenue as New T-Mobile will continue to invest aggressively to maintain network leadership. Synergies are significantly enhanced by tax reform and drive rapid free cash flow generation. We expect to achieve roughly 2/3 of the cost synergies by the end of 2021. The discounted costs to achieve (capex and opex) are included in the over $43B synergy estimate. The NPV of synergies is post tax (including the cash flow benefit of NOLs) using a WACC of 8.0%. Note that both the run-rate synergies and the costs to achieve are pre-tax. ? The $15 billion in costs to achieve (CTA) consist of $10 billion network CTA and $5 billion non-network. The $10 billion network CTA consist of $8 billion opex and $2 billion net capex. The $8 billion in opex is primarily driven by tower and backhaul lease breakage and cost to decommission macro cell sites. The $2 billion in network capex is net of $10 billion in integration capex offset by $8 billion in avoided capex. Non-network CTA includes costs for store rationalization and fleet upgrading, and IT and back office consolidation. The $15 billion in CTA is not a discounted number. The $5 billion in non-network CTA include $1.5 billion in non-network capex. ? Network synergies primarily include cell site decommissions and capex avoidance. The NPV of the network synergies is approximately $26 billion, net of approximately $10 billion costs to achieve, and the expected integration timeline is 3 years. The run rate synergies are expected to be over $4 billion, or roughly 2/3rds of the total synergies. The opex savings derive from 35,000 decommissioned macro sites, 16,000 avoided macro sites, and 50,000 avoided small cells (compared to sum of standalone plans). The opex savings are partly offset by increased rents from overlaying 2.5GHz spectrum on T-Mobile sites and T-Mobile 600 and AWS spectrum on approximately 11,000 Sprint keep sites. The goal is to deploy 2.5GHz on about 50,000 sites. ? Sales, Service and Marketing synergies include store consolidation, scale in advertising, and purchasing and logistics. New T-Mobile will attempt to realize these synergies while maintaining and growing a large retail footprint and investing significantly in customer care. The NPV of the sales, service and marketing synergies is expected to be approximately $11 billion, net of $1 billion costs to achieve, and the timeline is expected to be 3 to 4 years. The run rate synergies are expected to be over $1 billion. Savings from store consolidation will be partly offset by increased labor at retained stores to service our customer base. We expect significant savings in advertising and handset costs, offset partly by increased costs for implementing T-Mobile's higher quality care model for the Sprint customer base.

- **Back office synergies** principally revolve around IT and billing costs as well as other fixed G&A functions. New T-Mobile expects the NPV of these synergies to be approximately $6 billion, net of $4 billion costs to achieve, likely to be achieved over 3 to 4 years. The run rate synergies are expected to be over $1 billion.
- New T-Mobile expects to maintain strong relationships with Deutsche Telekom and Softbank post deal close. We see significant benefits to being part of the Softbank and Deutsche Telekom ecosystems globally. New T-Mobile also expects to realize significant **revenue synergies** in both wireless and adjacent industries, but we have not quantified these synergies or included them in our calculations.

Poised for Significant Margin Expansion

	2018 Pro Forma	2018 Pro Forma Margins	3-4 Year Targets	Longer-term Targets
Total Revenue	$75-76bn	—	2-4% CAGR $81-86bn	3-5% CAGR $95-100bn
Wireless Service Revenue	$53-57bn	—	2-4% CAGR $59-61bn	2-4% CAGR $67-70bn
Adjusted EBITDA[1,2]	$22-23bn	40-42%	45-47% margin	54-57% margin
Capital Expenditures[3]	$10-11bn	18-19%	15-20% of svc rev	13-15% of svc rev
Adjusted EBITDA less Capital Expenditures[4]	$11-12bn	20%-21%	26-30% margin	42-45% margin

Note: Service revenue and Adjusted EBITDA figures do not include the impacts of new revenue standard. [1]Adjusted EBITDA based on T-Mobile's as-reported definition which is unburdened for stock-based compensation. [2]Adjusted EBITDA margins calculated based on Service Revenue. [3]Capital Expenditures margins calculated based on Service Revenue. [4]Adjusted EBITDA less Capital Expenditures calculated based on Service Revenue.

- New T-Mobile will have a compelling financial profile that is well positioned to reinvest in the business while also delivering margin expansion. The financial projections are conservative numbers based on the projections that we used in the rating agency presentations.
- **Pro forma total revenues** are expected to increase at a 2-4% CAGR over the medium term (3-4 years) and 3-5% over the longer term.
- **Pro forma wireless service revenues** are expected to increase at a 2-4% CAGR over the medium and longer term.
- **Pro forma Adjusted EBITDA margins** are expected to increase from 40-42% in 2018 to 45-47% in the medium term and 54-57% in the long term. Expected Adjusted EBITDA margins are fully burdened by the costs to achieve. Excluding the costs to achieve, Adjusted EBITDA margins in the medium term would be 4 to 5 percentage points higher at 49-52%.
- The Adjusted EBITDA projections assume no growth in leasing from the current combined Sprint and T-Mobile. Adjusted EBITDA in 2021 is expected to be burdened by slightly more than $2B costs to achieve and by the end of that year we will have incurred over 70% of the cumulative total costs to achieve. 2021 run-rate synergies are at about 2/3 of their long-run level. We do not assume an upfront accounting charge for lease payments for decommissioned sites, but burden EBITDA as these charges are incurred.
- **Pro forma Capex intensity** (defined as capex as a percentage of service revenues) is expected to be 18-19% in 2018. In the medium term, the range for capital intensity is expected to be 15-20% before declining to 13-15% in the long term.

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- **Adjusted EBITDA less capex margins** are expected to increase from 20-21% in 2018 to 26-30% in the medium term and 42-45% in the long term.

Credit Strength and Flexible Capital Structure

Pro Forma NewCo		
	Amount[1]	Adjusted EBITDA Multiple[2]
IG/Secured Debt[(3)]	$42bn	1.9x
Total Debt	$75-77bn	3.5x
Cash	$12bn	
Net Debt	$63-$65bn	2.9x

[1]Based on estimated 12/31/18 debt and cash balances excluding tower obligations. [2]Adjusted EBITDA based on T-Mobile's pro forma 2018 LTM as-reported definition which is unburdened for stock-based compensation. [3]Excluding tower obligations, secured debt at close of ~$36 billion; could grow to up to $42B post close by refinancing callable/due unsecured debt.

- New T-Mobile intends to have a streamlined single silo corporate debt structure. Excluding tower obligations, at deal close, New T-Mobile is expected to have total debt of approximately $75 – 77 billion, of which investment grade secured debt would be approximately $36 billion, cash of approximately $12 billion and a $4 billion revolving credit facility. Over time, we could increase the secured debt to up to ~$42 billion. At deal close, net debt, excluding tower obligations, is expected to be approximately $63 - 65 billion.
- To achieve this new corporate debt structure, New T-Mobile had lined up fully committed financing of $38 billion resulting in strong opening liquidity, supported by a $4 billion revolving credit facility, and a fully funded business plan. T-Mobile recently reduced committed financing by $8 billion to $30 billion after T-Mobile and Sprint successfully obtained certain consents from their unsecured and spectrum noteholders to ensure an optimal capital structure.
- Pro forma net leverage (defined as net debt / LTM Adjusted EBITDA) at deal close is expected to be approximately 2.9x. While continuing to invest significantly in the business, network, and employees of New T-Mobile, we expect that the strong organic growth and synergy realization will allow for rapid de-leveraging to less than 2x in 3 to 4 years.
- New T-Mobile anticipates corporate rating of mid to high BB, unsecured notes rating of low to high BB, and secured debt rating of low BBB.
- New T-Mobile is committed over the long term to achieving an Investment Grade rating. We are targeting a maximum net leverage of approximately 3x. This discipline will give us the flexibility in our capital structure to seize growth opportunities and support the substantial investments we intend to make in our network.
- Given deleveraging objectives, there are no current plans for dividends or share repurchases.

Strong Free Cash Flow to Fuel Deleveraging Over Time

- New T-Mobile expects to grow free cash flow from $1 - $2 billion in 2019 to $10 - $11 billion in the medium term to $16 - $18 billion in the long term. Realization of the synergies is the key driver to achieving the free cash flow targets. All free cash flow forecasts include the costs to achieve.


Free Cash Flow[1]
$1 – 2bn
$10 – 11bn
$16 – 18bn
2019E
3-4 years
Longer term


Net Debt[2]
$66 – 68bn
$50 – 52bn
$6 – 10bn
2019E
3-4 years
Longer term

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Potential Net Leverage
Net Debt² / Adjusted EBITDA³
2.9x
1.8x
0.2-0.3x
2019E
3-4 years
Longer term

[1]Defined as Cash Flow from Operations less Capital Expenditures. [2]Excludes tower obligations. [3]Adjusted EBITDA based on T-Mobile's as-reported definition which is unburdened for stock-based compensation.

- This strong free cash flow generation will enable debt paydown with net debt, excluding tower obligations, projected to decline from $66 - 68 billion in 2019 to $50 - 52 billion over the medium term and $6 - 10 billion over the long term. Net debt is expected to increase in 2019 compared to pro forma 2018 due to a number of contingencies built into the plan including investments in new spectrum.
- The leverage ratio (defined as Net debt/Adjusted EBITDA) is expected to decline from 2.9x in 2019 to 1.8x in the medium term and 0.2 – 0.3x in the long term.


Anchor on
T-Mobile
Network

PROVEN OPERATIONAL PLAN FOR SUCCESS

- New T-Mobile has a proven operational plan to integrate T-Mobile and Sprint, deliver on the synergy targets, and build out the nation's first and best 5G wireless network.

Proven Operational Plan

- New T-Mobile intends to integrate the two companies in as **fast and low risk a method as possible while delivering on synergies and protecting the customer experience**. Specifically, the integration plan is based on two objectives:
    - **Anchor on the T-Mobile network:** New T-Mobile will use the T-Mobile network as the anchor network while increasing network density and coverage with Sprint keep sites. The plan includes deploying T-Mobile spectrum across all remaining Sprint sites while deploying Sprint's 2.5 GHz and PCS spectrum across all of T-Mobile's sites. This rapid transition should take approximately 3 years or less and is intended to minimize disruption and protect the customer experience. The New T-Mobile network is expected to operate on approximately 85,000 macro cell sites and 50,000 small cells. On a combined basis, both T-Mobile and Sprint have approximately 110,000 macro cell sites today. The plan is to decommission about 35,000 sites and build 10,000 new sites over time for an eventual macro cell site count of approximately 85,000.
    - **Transition customers ASAP:** New T-Mobile intends to complete the entire transition process within 3 years while maintaining performance standards on the Sprint network. Roughly 20 million Sprint customers already possess handsets that are fully compatible with the T-Mobile network. New T-Mobile

16

will aggressively transition CDMA voice to VoLTE via handset upgrades and maintain the 800 MHz CDMA network until customers are fully transitioned to minimize disruptions. Billing system transitions will follow minimizing disruption to distribution, care and operations.

We've done this before with metroPCS

MetroPCS Customer Base on T-Mobile Network


0%
12%
31%
53%
67%
78%
87%
92%
100%
5/1/2013
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15

% of MetroPCS Spectrum Refarmed


0%
20%
25%
50%
60%
63%
73%
80%
100%
5/1/2013
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15

Proven Track Record Points to Successful Model

- We see the integration of T-Mobile and Sprint deal as comparable to the integration of T-Mobile and MetroPCS. In the MetroPCS integration, T-Mobile executed market level integrations in major markets like New York, Los Angeles, and Miami where MetroPCS often had comparable subscriber numbers to key markets Sprint has today. In the New T-Mobile integration, the approach and process will remain the same, just spread across more markets and customers.
- In the T-Mobile – MetroPCS combination, which closed on April 30, 2013, management successfully delivered **MORE** synergies **FASTER** while maintaining a **SUPERIOR** customer experience for all users. Synergies came in $3 billion, or more than 40%, higher than the original plan. Total after-tax synergies amounted to an NPV of approximately $9 - 10 billion, compared to the initial estimate of $6 - 7 billion. The run-rate target of $1.5 billion was achieved in 2016, one year ahead of initial expectations. And T-Mobile lost less than 1% of MetroPCS's 8.9 million customers in the transition while more than doubling the size of the MetroPCS customer base over the past 5 years.
- The MetroPCS customer base was fully transitioned to the T-Mobile network by the end of Q2 2015, with 67% already transitioned just one year after the merger by the end of Q2 2014.
- Similarly, MetroPCS's spectrum was fully re-farmed by the end of Q2 2015, with 60% already re-farmed by the end of Q2 2014.
- Run-rate synergies were met earlier than expected primarily due to shutting down the MetroPCS CDMA network sooner than expected. Negotiations of decommissioned cell sites went quicker than expected as T-Mobile leaned into combining discussions with future cell site need negotiations. This resulted in lower cost to achieve than anticipated. Customers migrated quicker than expected with a strong upgrade device cycle. Additional synergy improvements came from better negotiations of procurement scale and roaming savings compared to expectations.

17

18 SUMMARY ? We believe the creation of New T-Mobile will be good for investors, consumers and America at large. The key benefits are: o Compelling timing for unique combination: We are at the precipice for the 5G revolution and this combination will help to make that revolution a reality, building a nationwide 5G network and creating new competition in wireless and adjacent industries. o Only company with capacity to build broad and deep nationwide 5G network: Only New T-Mobile will possess the necessary combination of spectrum, scale, financial position, and proven leadership to build out nationwide 5G in the critical early stages of the innovation cycle. o Extends U.S. global internet leadership in the 5G era: New T-Mobile will build out the nation?s best nationwide 5G network, forcing others to follow, and thereby creating a 5G ecosystem that will put the U.S. back in the leadership position. o Continues the pro-consumer Un-carrier strategy: The combination will allow New T-Mobile to use its scale as well as the capacity created from its 5G network to supercharge the Un-carrier and continue competing to drive prices lower for all Americans. o Creates thousands of American jobs and unlocks economic growth: New T-Mobile will be a job creator from day one and its investments in network, customer care, and retail will provide benefits to the U.S. economy o Compelling case for regulatory approval: The combination will create a scaled player that can better compete with entrenched industry leaders as well as converged peers in multiple industries by creating a nationwide 5G network that will create capacity that can be used to drive competition for lower prices for American consumers.

19 Important Additional Information In connection with the proposed transaction, T-Mobile US, Inc. (?T-Mobile?) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (?Sprint?), that also constitutes a prospectus of TMobile (the ?joint consent solicitation statement/prospectus?), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the ?SEC?). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC?s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile?s website, at www.t-mobile.com, or at the SEC?s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint?s website, at www.sprint.com, or at the SEC?s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091. Participants in the Solicitation T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile?s directors and executive officers is available in T-Mobile?s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint?s directors and executive officers is available in Sprint?s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint?s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above. No Offer or Solicitation This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. Cautionary Statement Regarding Forward-Looking Statements This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are

20 forward-looking statements. These forward-looking statements are generally identified by the words ?anticipate,? ?believe,? ?estimate,? ?expect,? ?intend,? ?may,? ?could? or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile?s, Sprint?s and the combined company?s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile?s or Sprint?s common stock and on T-Mobile?s or Sprint?s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile?s or Sprint?s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of TMobile?s or Sprint?s common stock and on T-Mobile?s or Sprint?s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint?s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect TMobile?s or Sprint?s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile?s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned ?Risk Factors? and ?Cautionary Statement Regarding Forward-Looking Statements,? as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

John and Marcelo’s Open Letter to Consumers

Our Commitment:

Focusing on Consumer Value and Taking on the Big Guys

T-Mobile and Sprint have announced plans to merge and together we will create a supercharged disruptor with the resources to unlock the 5G future, spur innovation and investment, compete to drive down prices for consumers everywhere and create jobs. That is not speculation, that is a promise!

With a nearly $40 billion investment in the business, we plan to build a broad, deep, nationwide 5G network – next generation wireless broadband – that will be available for everyone. Not just a few in a handful of cities, but 5G in every part of every state!

With speeds up to 5x faster than current LTE in just a few years and reaching as much as 15x faster by 2024, New T-Mobile’s 5G network will literally change the way we think about and use the Internet. Our country’s innovators and entrepreneurs will be unleashed to do what they’ve done so many times before… amaze us all with inventions that transform the way we live, work and play. Consider how things like automobiles and telephones and personal computers (PCs) changed the course of history by opening up America, letting culture, communities and commerce flourish. Now imagine a world where telemedicine is a reality anywhere in the country. Or real-time language translation exists. Or new agribusiness applications allow farmers to monitor crops, climate and livestock in real time. Even just your everyday Internet connection will be faster and better!

And, because our new 5G network will dramatically drive down the cost of delivering a gigabyte of data, while increasing the amount of data we can deliver, we plan to compete aggressively to drive down prices. Our new company will have every economic incentive to offer more value. What is great for consumers is that our larger competitors will have no choice but to respond. The idea of an aggressive, customer-obsessed competitor with the size and scale to truly compete – one built to focus on value (as the New T-Mobile will be) – will force companies like AT&T, Verizon and Comcast to act, and that will benefit ALL consumers in the 5G era!

We will also bring more meaningful competition to broadband – your home Internet. Based on the latest data, 48% of Americans have no in-home broadband or just one choice. With our new company’s 5G network, we will change all that. We’ll offer a real alternative and create competition for millions of Americans, many in underserved rural communities. We think it’s about time more consumers had real choices. Plus, it’ll just be fun to make the big internet providers squirm.

All of this is going to take talented people. That’s why we’ve committed to employing more people from day 1 together than we would have separately. This deal creates jobs … period. Thousands of them across the entire country.

Make no mistake: The New T-Mobile will be a fierce competitor in wireless, broadband and beyond. We will fight for consumers and lower prices while delivering more value. We simply won’t have it any other way. This is the future we envision – this is a future with #5GforAll.

John Legere

Chief Executive Officer

T-Mobile US

Marcelo Claure

Executive Chairman

Sprint

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

NEW T-MOBILE FREQUENTLY ASKED QUESTIONS FOR EMPLOYEES 6/19/18 UPDATE

What are the plans for combining call centers?

For now, T-Mobile and Sprint remain separate companies will continue to operate as separate companies until closing. Once the deal closes, we plan to expand call centers here in the U.S. and bring our model of Care to Sprint customers.

Will there be a process to crossover to new T-Mobile call centers?

We’ll know more after the deal closes. In the meantime, our current process remains the same. Stay tuned for more to come on this!

What is the role of the Federal Communications Commission (FCC) in the proposed merger between T-Mobile and Sprint?

One of the FCC’s responsibilities is to review proposed transactions such as ours to make sure they serve the public interest. Our deal does just that and the ultimate result will see US consumers and businesses benefit as we deliver lower prices, more value and greater competition.

What are the first steps in the FCC review process?

The process starts with us filing an application, which includes a Public Interest Statement or PIS.

What is a Public Interest Statement (PIS)?

The PIS is a document that explains how and why the T-Mobile/Sprint merger will benefit the public. We have plenty of great things to share with the FCC on that front – including cost savings, helping America win the race to 5G, job creation and greater reach to consumers in rural areas. Our Public Interest Statement shows that the New T-Mobile will be good for consumers.

How does the rest of the process work?

After we file our Public Interest Statement, the FCC will invite the public to offer comments on the deal. The Commission may also ask for more information from us or from third-parties who might be impacted by the deal.

How long does the whole process take?

The FCC tries to complete its review and issue an order within 180 days of receiving the initial application. The FCC will have a web page for the transaction that allows people to track the status if you want to follow along.

What can the FCC do? What are its options?

We are confident that our proposed merger is overwhelmingly in the public interest so we believe the FCC will approve our transaction. That said, the FCC has three options when reviewing a proposed transaction:

•	The Commission can approve the deal

•	If the FCC is unable to find that a proposed deal would serve the public interest, it can designate the transaction for a hearing before an Administrative Law Judge; or

•	If a transaction violates a statute or rule, the Commission can deny the application

How does the Department of Justice fit into all of this?

The Dept. of Justice does its own investigation, and if it believes a proposed merger would violate antitrust laws, it can go to court to stop that merger or get approval for a settlement that will prevent any competitive harms.

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) will file a registration statement on Form S-4, which will contain a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. When final, a definitive copy of the joint consent solicitation statement/prospectus will be sent to T-Mobile and Sprint stockholders. Investors and security holders will be able to obtain the registration statement and the joint consent solicitation statement/prospectus free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile with the SEC may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint with the SEC may be obtained free of charge at Sprint’s website, at

www.sprint.com, or at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 19, 2017, for its 2017 Annual Meeting of Stockholders, and in Sprint’s subsequent reports on Form 8-K filed with the SEC on January 4, 2018 and January 17, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the joint consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.